Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Coastal ClimateCase, Inc.
668 Rabbit Creek Lane
Newbury Park, CA 91320
www.climatecase.com

Up to $107,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Coastal ClimateCase, Inc.
Address: 668 Rabbit Creek Lane, Newbury Park, CA 91320
State of Incorporation: DE
Date Incorporated: August 26, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $107,000.00 | 42,800 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $297.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the ten days and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first 20 days and receive an additional 10% bonus shares

<u>Amount-Based:</u>

$600+

ClimateCase Everyday Kit

Invest $600+ and receive 4 ClimateCases, a custom H2GO Easton stainless steel thermal bottle and a 15% discount on ClimateCase purchases for the next two years

$1,000+

ClimateCase Roadtrip Kit

Invest $1,000+ and receive 4 ClimateCases, a custom Igloo MaxCold insulated cooler tote + all previous custom products and a 20% discount on purchases for the next two years

$2,500+

ClimateCase Beach Kit

Invest $2,500+ and receive 4 ClimateCases, custom ClimateCase beach chair + all previous custom products and 25% discount on purchases for two years

$5,000+

ClimateCase Pool Kit + 5% bonus shares

Invest $5,000+ and receive 4 ClimateCases, ClimateCase custom EarPods, custom ClimateCase beach towel + all previous custom products, 25% discount on purchases for two years, and 5% bonus shares

$10,000+

Ultimate Swag Kit + 10% bonus shares

Invest $10,000+ and receive 4 ClimateCases, all previous custom products, 25% discount on purchases for two years, and 10% bonus shares

*Discounts on products and the quantity of ClimateCases you will receive will not stack. Instead, you will receive the highest discount or number of ClimateCases you qualify for based on your investment level.

**All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Coastal ClimateCase Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of common stock at $2.5 / share, you will receive 110 common stocks, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Coastal ClimateCase, Inc. manufactures and sells an insulating smartphone case known as the ClimateCase. The ClimateCase prevents your cell phone from overheating and freezing in harsh weather conditions. The ClimateCase can also RESTORE an already overheated or frozen phone in approximately 60 seconds.

Competitors and Industry

We have no competition in our unique marketplace. Two companies (Phoozy and Salt Case) claim to provide cell phone insulation, however, they are both designed completely different from the ClimateCase. In addition, these companies' products cannot RESTORE an already overheated or frozen cell phone. There is no other product in the world that can do this, hence giving us a distinct competitive advantage.

Current Stage and Roadmap

The ClimateCase has been on the market for approximately 4 years. The ClimateCase is sold on our website, www.climatecase.com, Amazon, The Grommet, Zulily, and HSN. We ship our website and Amazon orders daily from the home office. We use a fulfillment house to ship our large orders such as The Grommet, Zulily, "The View" and "Good Morning America."

The Team

Officers and Directors

Name: Lisa Lambert

Lisa Lambert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President
  Dates of Service: August 26, 2015 - Present
  Responsibilities: Ms. Lambert leads the company in all aspects of the business including research and product development, prototype designs, creative designs, manufacturing, patent and trademark applications, incorporation, sales, corporate partnerships, and marketing. Ms. Lambert has not yet received any salary compensation from ClimateCase.

Name: Larry Monte

Larry Monte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & VP of Sales
  Dates of Service: August 26, 2015 - Present
  Responsibilities: Mr.Monte is instrumental in designing our marketing materials such as mock-ups of the ClimateCase with corporate logos, PowerPoint Presentations, and promotional brochures. He is also responsible for designing our packaging, POP displays, and endcap displays. Mr. Monte does not take a salary or equity compensation from ClimateCase.

Other business experience in the past three years:

- **Employer:** RockSolid, LLC
  Title: Corporate Partnership Director
  Dates of Service: March 01, 2014 - February 01, 2018
  Responsibilities: While at RockSolid, LLC, Mr. Monte contacted corporations and sponsors to host RockSolid events.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cellphone and/or cellphone accessories industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type of product, providing a cellphone case for heat and cold isolation. Our revenues are therefore dependent upon the market for the product.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business

decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Custom Risk
Some of the risk factors regarding our industry and product are the following: 1) the cell phone manufacturers could develop a battery that no longer freezes or overheats; 2) competition in this specialty market; 3) issues with our manufacturing partners in China; and 4) there's always a chance that consumer trends could change.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Manufacturing internationally.
Manufacturing internationally may cause problems and present risks. We manufacture our products internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost increase.
Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and

operating results.

Cost Control

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our products. There can be no assurances that our costs of producing and shipping our products will be less than the revenue we generate from sales. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Dependance

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lisa Lambert	1,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,800 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Security Nameof the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Coastal Climate Case was created in August 2015. The company has grown through word of mouth and some strategic marketing. In 2018 by increasing our marketing, we were able to secure promotional opportunities with HSN, O Magazine The View and Good Morning America that resulted in revenue growth 43X greater than the prior year. Through the increased unit sales, we secured a large reduction in cost per unit that will continue to shrink as revenues grow and inventory needs increase further.

Historical results and cash flows:

Coastal Climate Case grew rapidly in 2018, with revenue 43X greater than 2017, and has reduced the cost per unit by purchasing larger quantities of inventory as 2018 went on. While this is not immediately evident in the 2018 average cost per unit sold in 2018, it will have a significant impact on Gross Margin going forward. Our operating cash has been used primarily on marketing expenses, which made up 45% of our operating expenses for the year, down from 52% in 2017. Our overall operating expenses grew in 2018 by $25,271 over 2017 and had no material impact on our operating cash flow due to revenue growth of $403,848. We fully expect this trend to continue in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

At present Coastal Climate Case is operating without cash on hand. We are operating based on the sales of the inventory we have in stock.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

At present, the receipt of new funds is critical to the growth prospects of Coastal ClimateCase.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised in this campaign are to be used to acquire new inventory that will meet minimum inventory levels required by our current customers and potential new customers. Without these funds, it will be a challenge for the company to grow beyond its current level.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise total of $10,000 will not have enough impact on the business to help with growth. If Coastal ClimateCase raises the minimum investment, it will provide enough capital to sustain the business for three months.

How long will you be able to operate the company if you raise your maximum funding goal?

If Coastal ClimateCase is successful in raising the maximum investment, it will provide enough capital to sustain the business for at least one year, particularly when taking into account the business growth that these funds will help generate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As Coastal ClimateCase continues to grow, we expect to seek out additional sources of capital/debt as determined by need.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $2,500,000.00

Valuation Details:

The Company's valuation is based on a 5.5X multiple of the forward-looking (projected) revenue, five-year average EBITDA starting with a small loss in 2019 and growing through 2023.

We believe, the EBITDA multiple is reasonable and it was chosen from the standard range of 5X - 7X EBITDA given for distribution companies. The company chose halfway between the low and midpoints in the range given the risk profile and relatively early stage of the company. The Company has seen EBITDA multiple ranges as high as the mid-teens for distribution companies, but acknowledges that's generally used for more seasoned companies

The Company determined its valuation internally and did not use a third-party.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Inventory*
  96.5%
  ClimateCase plans on using funds raised to increase inventory of it's best selling ClimateCase, Onyx.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.5%
  ClimateCase will use proceeds to increase brand awareness via various marketing channels. The Company plans to engage a marketing firm to increase visibility throughout new market segments.

- *Research & Development*
  6.67%
  ClimateCase will use funds raised to continue testing our product line for buoyancy and water-resistance.

- *Working Capital*
  39.33%
  ClimaeCase plans on using funds raised to increase our presence at trade shows and create additional infomercials to drive sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.climatecase.com (https://climatecase.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/climatecase

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Coastal ClimateCase, Inc.

[See attached]

I, Lisa Lambert, the CEO and Founder of Coastal ClimateCase LLC, hereby certify that the financial statements of Coastal ClimateCase LLC and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $105,395; taxable income of $23,977 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2/26/2020 (Date of Execution).



_____ (Signature)

President _____ (Title)

2/26/2020 _____ (Date)

COASTAL CLIMATECASE, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Coastal ClimateCase, LLC
Index to Financial Statements
(unaudited)


COASTAL CLIMATECASE, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)


	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 36,977	$ 3,497
Inventory	12,000	3,804
Total Current Assets	48,977	7,301
Non Current Assets		
Fixed Assets, net	127	211
Total Non Current Assets	127	211
TOTAL ASSETS	$ 49,104	$ 7,512
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accrued Liabilities	-	16
Total Current Liabilities	-	16
Total Liabilities	-	16
Members' Equity		
Partners' Capital	118,736	105,667
Retained Earnings	(98,171)	(43,647)
Net Income	28,539	(54,524)
Total Members' Equity (Deficit)	49,104	7,496
TOTAL LIABILITIES & EQUITY	$ 49,104	$ 7,512

COASTAL CLIMATECASE, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 413,527	$ 9,679
Cost of Goods Sold	308,132	12,478
Gross Margin	105,395	(2,799)
Expenses		
Advertising and Marketing	34,812	27,008
General and Administrative Expenses	42,044	24,577
Research and Development	-	-
Total Expense	76,856	51,585
Operating Income/(Loss)	28,539	(54,384)
Depreciation	(84)	(140)
Amortization	-	-
Non Operating Expenses		
Other Expenses	-	-
Othe Income	-	-
Total Other Income (Expense)	-	(140)
Provision for Income Tax	-	-
Net income/(Loss)	$ 28,539	$ (54,524)

COASTAL CLIMATECASE, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Members Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ 55,901	$ -	$ (43,647)	$ 12,254
Contribution	-	49,766	-	-	49,766
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(54,524)	(54,524)
Balance at December 31, 2017	-	105,667	-	(98,171)	7,496
Contribution	-	-	-	-	-
Distribution	-	-	13,069	-	13,069
Net Income (Loss)	-	-	-	28,539	28,539
Balance at December 31, 2018	$ -	$ 105,667	$ 13,069	$ (69,632)	$ 49,104

COASTAL CLIMATECASE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income/(Net Loss)	$ 28,539	$ (54,524)
Depreciation	(84)	(140)
Amortization	-	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventory	(8,196)	7,596
Accrued Liabilities	(16)	(38)
Other Current Liabilities	-	-
Net Cash Provided By Operating Activities:	**20,243**	**(47,106)**
Cash flows from Investing activities		
Fixed Assets	168	280
Intangible Assets	-	-
Net Cash Used in Activities	**168**	**280**
Cash flows from Financing activities		
Members Contribution/(Distribution)	13,069	49,766
Net Cash Provided By Financing Activities	**13,069**	**49,766**
Net (decrease) increase in cash and cash equivalents	33,480	2,940
Cash and cash equivalents at beginning of period	3,497	557
Cash and cash equivalents at end of period	**$ 36,977**	**$ 3,497**

NOTE 1 – NATURE OF OPERATIONS

Costal ClimateCase, LLC was formed on August 26, 2015 ("Inception") in the State of California. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Los Angeles, California.

Coastal ClimateCase, Inc. manufactures and sells an insulating smartphone case known as the ClimateCase. The ClimateCase prevents your cell phone from overheating and freezing in harsh weather conditions. The ClimateCase can also RESTORE an already overheated or frozen phone in approximately 60 seconds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

9

Revenue Recognition

The Company will recognize revenues from sale of products directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On February 2, 2017, the company signed a self storage rental agreement with Hollywood Storage Center. The lease is month to month and the monthly rent is $385.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Lisa Lambert	100%

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 5, 2020.

Conversion to C Corporation

On January 27, 2020 Coastal ClimateCase, LLC, converted to Coastal ClimateCase, Inc. The company is authorized to issue 2,000,000 shares of common stock at $0.0001 par value. As of February 5, 2020, 1,000,000 shares of common stock are issued and outstanding for a value of $100.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

ClimateCase

Prevent Your Phone From Freezing and Overheating



⊘ Website   📍 Newbury Park, CA   TECHNOLOGY   CONSUMER PRODUCTS

Whether you decide to spend a day at the beach or a weekend on the ski slopes, the ClimateCase has got your smartphone covered. With its 8 layer moisture-free cooling and heating system, our phone case protects your phone from overheating or freezing, so that you can access everything you need in any type of weather.

$0.00 raised ⓘ

0 Investors	**60** Days Left
$2.50 Price per Share	**$2.5M** Valuation
Equity Offering Type	**$297.50** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Great Product - Featured in O Magazine as one of the summer's must have items, and endorsed by the US Ski and Snowboard Association

- Large Market - With over 3.5 billion smartphone users, there's a lot of phone owners that would benefit from our protection

- Strong Margins - ClimateCase has a profit margin of 888% and a return rate of less than 1%

“The one-of-a-kind ClimateCase preserves optimal temperature range anywhere you and your phone go!”


CLIMATECASE
PREVENTS YOUR SMARTPHONE FROM OVERHEATING AND FREEZING
FEATURING
CLIMACONTROL
TECHNOLOGY
Temperature
CLIMATE CONTROL CARRIER

THE PROBLEM

Smartphones are freezing and overheating without a viable solution

Smartphone users need their phones constantly throughout the day, not only to talk and text, but also as a navigational tool, camera, portable office and in case of emergencies. There are 3.5 billion smartphone users worldwide. Unfortunately, temperature issues are all too common with smartphones, as cell phone manufacturers instruct users to “use [their] device where the ambient temperature is between 0° and 35° C (32° to 95° F)” in order to prevent their

smartphone from overheating or freezing. This recommendation isn't practical for most cell phone users who may be operating their phones in less than optimal climates.





9:41
Temperature
iPhone needs to cool down before you can use it.
Emergency
Extreme temperatures keep you from capturing memories

THE SOLUTION

The ultimate climate-controlling phone case

This is why ClimateCase has created a product designed to regulate a phone's temperature both in hot and cold weather, with its internal 8-layer moisture-free cooling and heating system. ClimateCase enables smartphone users to stay connected to everyone and everything important to them, no matter the weather conditions.



NEOPRENE
NYLON
GEL TECHNOLOGY
NYLON
NYLON
GEL TECHNOLOGY
NYLON
NEOPRENE
8 layers of protection against the elements





Nearly half of the world's population uses a smartphone!

There are 3.5 billion smartphone users worldwide, and smartphones are only improving their technology and growing their market each year. This industry is only going to grow through the years, thereby constantly creating the need for cell phone cases. Everyone in our modern society owns a cell phone, so it's an ever-growing market, regardless of the economy or a person's annual income.

Number of smartphone users worldwide from 2016 to 2021(in billions)



Source

OUR TRACTION

Featured on Oprah and used by the US Winter Olympics Team

At its inception, the ClimateCase was receiving attention from the "techies" from local news stations as well as the Fox Gift Guide. Following that, we started receiving rave reviews by Time Magazine, Huffington Post and iPhone Life, just to name a few.

One of our first milestones was signing an endorsement deal with the US Ski & Snowboard Association; every member of the US Winter Olympic Skiing and Snowboarding teams now owns a customized ClimateCase. Additionally, ClimateCase was chosen by Oprah Winfrey as one of the summer's "must have " items for the June, 2018 issue of O Magazine.

This achievement put ClimateCase on the map and opened the door to numerous opportunities, such as being featured on The View (twice) and Good Morning America. Sales were through the roof on these shows and we sell out every time!















the O list
A few things we think are just great.

THE VIEW

inTouch

US SKI & SNOWBOARD OFFICIAL SUPPLIER

O MAG INSIDER

HUFFPOST

USA

"With the ClimateCase, U.S. Ski & Snowboard's athletes and staff can protect their phones from harsh conditions, both on and off the mountain. It also protects against accidental drops, so users are covered in most all situations."
-Lisa Lambert, CEO

"ClimateCase to the rescue! It prevents your smartphone from overheating and freezing AND can restore an already hot or coldphone to normal temperaturn in 60 seconds! Can be used with headphones, charger, and Bluetooth. Fits all smartphones."


O
The books I can't wait to read this summer!
My Favorite Drink
FOR MY FAVORITE GUESTS


O
THE OPRAH MAGAZINE
ARE YOU READY FOR SOME GOOD NEWS?
THE SUMMER OF YOU!
PREPARE TO BE LOVED

"...It prevents your phone from overheating, it keeps it from freezing, it restores an already hot or cold phone to normal temperature in less than a minute, and it;s designed to be used with headphons and Bluetooth. Case closed!"

WHAT WE DO

We protect your phone from extreme temperatures, like no other product on the market

Coastal ClimateCase, Inc. manufactures and sells an insulating smartphone case known as the ClimateCase. The ClimateCase prevents your cell phone from overheating and freezing in harsh weather conditions and can RESTORE an already overheated or frozen phone in approximately 60 seconds. No other product in the world can do that.

The ClimateCase contains insulating properties at room temperature, so it does not need to be microwaved or chilled in the refrigerator or freezer before use. However, if you are going to be in extreme temperatures, using these methods will keep your phone warmer or cooler for hours.

For extreme climates, the ClimateCase can be placed in the refrigerator or freezer for a few hours, or warmed in the microwave for approximately 20 seconds, before use on an overheated or frozen phone.





Temperature protection no matter the climate

Use your headphones/bluetooth	Hidden pocket for valuables
	

Machine washable	Preserves batter life	Impact resistant
		

THE BUSINESS MODEL

Sold by major online retailers, with a huge profit margin

The cost to manufacture the ClimateCase is $3.90, landed, and the MSRP is $34.99, giving us a profit margin of 888%. The ClimateCase is sold on our website, Amazon, bestbuy.com, The Grommet and Zulily. We ship our website and Amazon orders daily from the home office. We use a fulfillment house to ship our large orders such as The Grommet, Zulily, "The View" and "Good Morning America."

We produce and ship our products out of Shenzhen, China to Commerce, California within 4-6 weeks. Products are shipped from there to their final destination. We currently have a network of vendors in place to handle all our domestic customs and shipping needs. When we begin to receive orders from outside of the United States, our manufacturer can deliver the product directly to our customers, regardless of what country they are in.



888% profit margin

HOW WE ARE DIFFERENT

ClimateCase is the only product of its kind

ClimateCase is the only product on the market that can keep a smartphone in the optimal temperature range for hours and RESTORE an already overheated or frozen cell phone. The quality of our product is unparalleled. From the materials, to the workmanship to the packaging, everything is top notch.

The ClimateCase can be customized with corporate logos, opening the door for using the ClimateCase as a promotional item for large corporations. We have made custom ClimateCases for Red Bull, Toyota, ESPN and Marriott, to name a few.

Additionally, we have just been approved to bid for government projects, and if we are chosen as the winning bid, we expect a substantial increase in revenue from this new market.

from this new market.

Finally, our return rate is less than 1%, which is unheard of in retail.

In case of heating/cooling phone emergency
Put your frozen phone in a ClimateCase that has been mircrowaved for approximately 30 seconds. Your phone will be warmed up and ready to use in less than a minute.
Put your overheated phone in a frozen ClimateCase. Your phone will be cooled down and ready to use in less than a minute.

















SOUND SUPPLY
American Century. Championship
TOYOTA
U.S. GRAND PRIX
GOLF Classic
US SKI & SNOWBOARD OFFICIAL SUPPLIER
JW MARRIOTT HOTELS & RESORTS

THE VISION

Major growth and worldwide recognition

Our goal is to increase sales and eventually become the number one brand used to protect phones and tablets from harsh weather conditions. A few new ideas in

to protect phones and tablets from harsh weather conditions. A few new ideas in the works for our brand are to design a ClimateCase for tablets with up-sales available, roll out limited edition colors for each season, re-design the original ClimateCase so you can use your phone while it's in the case, add some higher priced models to our inventory, such as a waterproof model, a model with a belt loop or detachable strap and even one that works with solar panels. We also plan to create an app that will alert users when they need to insert their phone into a ClimateCase.

Create seasonal colors



Expand the product line



A "Mom and Pop" feel with the capacity to tap into a growing market

Lisa Lambert, President and CEO. Ms. Lambert, was in the legal field for many years and has led the company in all aspects of business including research and product development, prototype designs, creative designs, manufacturing, patent and trademark applications, incorporation, sales, corporate partnerships and marketing.

Larry Monte, COO and V.P. Sales. Mr. Monte, a graphic artist with a successful career in the promotional arena, designs all of our marketing materials, packaging, and displays.

Joseph Orlando, Financial Advisor. Mr. Orlando was the Financial Executive of Pelican Products, Inc., the global leader in the design and manufacture of high-performance protective cases, temperature-controlled packaging solutions, advanced portable lighting systems and rugged gear for professionals and outdoor enthusiasts alike.

We are a small operation with minimal overhead costs, and we pride ourselves on our excellent customer service. With our numerous fulfillment systems already in place, we can handle orders containing thousands of units. We have had an incredible relationship with our expert manufacturer for over 4 years.


Lisa Lambert, CEO & President


Larry Monte, COO & V.P. Sales


Joe Orlando, Financial Advisor

WHY INVEST

There is a hole in the ever-growing market for a product like ours

At ClimateCase, we have remarkable profit margins and our return rate is minimal. We have amazing existing relationships with some of the biggest television shows and magazines in North America and a plan to grow the business exponentially. The cell phone market is never going away and will only grow through the years.



Our Company Launches!

ClimateCase is incorporated and begins to sell on our website and Amazon

August, 2015

US Ski & Snowboard

ClimateCase signs an endorsement deal and becomes an official supplier to the US Ski & Snowboard Association

March, 2018

The O List June, 2018

O Magazine

Oprah Winfrey Chooses ClimateCase as one of her Favorite Things. Ms. Winfrey put us on the map and opened numerous doors and opportunities for us.

June, 2018

HSN

Lisa Lambert and the ClimateCase are asked to appear on HSN

June, 2018

The View

ClimateCase makes its first appearance on The View and sells out.

July, 2018

Good Morning America

ClimateCase appears on Good Morning America and sell out.

November, 2018

TOYOTA
U.S. GRAND PRIX

Toyota Grand Prix

Made custom ClimateCases for Toyota

November, 2018

Red Bull

Made custom ClimateCases as a promotional item for Red Bull.

January, 2019

The View

ClimateCase makes its second appearance on The View and sells out again.

February, 2019

FLUOR

Fluor

Made custom ClimateCases for Fluor, our first government contract.

March, 2019

O Magazine

Appeared in O Magazine for the second time

July, 2019

Launched on StartEngine

Now YOU can own a part of our company!

Month Year

In the Press

TIME · iPhone Life Magazine · YAHOO! Finance · TRAVEL WEEKLY · O The Oprah Magazine · Popular Science

HuffPost · Practical Travel Gear · GADGETGREG.COM · iPhone Life Magazine · Matridox · TCN

   

SHOW MORE

Meet Our Team



Lisa Lambert

CEO & President

Ms. Lambert was in the legal field for many years before leaving the profession to raise her family. She has led the company in all aspects of the business including research and product development, prototype designs, creative designs, manufacturing, patent and trademark applications, incorporation, sales, corporate partnerships, and marketing. ClimateCase is Lisa's full-time job - she works 40 hours per week for the company.





Larry Monte

COO & V.P. Sales



Joseph Orlando

Financial Advisor

Mr. Monte has been both a graphic artist as well as having a successful career in the promotional arena for many years. He is instrumental in designing our marketing materials such as mock-ups of the ClimateCase with corporate logos, PowerPoint Presentations, and promotional brochures. He is also responsible for designing our packaging, POP displays, and endcap displays. ClimateCase is Larry's full-time job - he works 40 hours per week for the company.



Mr. Orlando was the Financial Executive of Pelican Products, Inc., the global leader in the design and manufacture of high-performance protective cases, temperature-controlled packaging solutions, advanced portable lighting systems and rugged gear for professionals and outdoor enthusiasts alike. Mr. Orlando currently owns his own business, MISO Investments, which provides various business consulting and CFO activities to companies. Mr. Orlando consults for Climate Case and commits 15 hours per week.



Offering Summary

Company :	Coastal ClimateCase, Inc.
Corporate Address :	668 Rabbit Creek Lane, Newbury Park, CA 91320
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$297.50

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	42,800
Price per Share :	$2.50
Pre-Money Valuation :	$2,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the ten days and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first 20 days and receive an additional 10% bonus shares

<u>Amount-Based:</u>

$600+

ClimateCase Everyday Kit

Invest $600+ and receive 4 ClimateCases, a custom H2GO Easton stainless steel thermal bottle and a 15% discount on ClimateCase purchases for the next two years

$1,000+

ClimateCase Roadtrip Kit

Invest $1,000+ and receive 4 ClimateCases, a custom Igloo MaxCold insulated cooler tote + all previous custom products and a 20% discount on purchases for the next two years

$2,500+

ClimateCase Beach Kit

Invest $2,500+ and receive 4 ClimateCases, custom ClimateCase beach chair + all previous custom products and 25% discount on purchases for two years

$5,000+

ClimateCase Pool Kit + 5% bonus shares

Invest $5,000+ and receive 4 ClimateCases, ClimateCase custom EarPods, custom ClimateCase beach towel + all previous custom products, 25% discount on purchases for two years, and 5% bonus shares

$10,000+

Ultimate Swag Kit + 10% bonus shares

Invest $10,000+ and receive 4 ClimateCases, all previous custom products, 25% discount on purchases for two years, and 10% bonus shares

*Discounts on products and the quantity of ClimateCases you will receive will not stack. Instead, you will receive the highest discount or number of ClimateCases you qualify for based on your investment level.

**All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Coastal ClimateCase Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of common stock at $2.5 / share, you will receive 110 common stocks, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ClimateCase to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Keeps this phone at about 64 degrees, oh my god, a temperature where it is still useful.

Hi everyone! My name is Lisa Lambert and I spent the last several years developing the ClimateCase.

Graphic: Lisa Lambert: Creator of Climate Case

The ClimateCase is an 8-layered, cooling and heating system, which protects your phone from overheating or freezing. It keeps smartphones in the optimal temperature range and can even RESTORE an overheated or frozen cell phone.

Graphic: 8 layers of climate case. Clip showing someone putting a phone into Climate case in the desert and a clip of a climate case in ice)

We aren't coming to you with just an idea. We've sold nearly 19,000 units.

Graphic: "19,000 Units" onscreen

Climatecase was tested and approved by bureau veritas, one of the most reputable product testing companies in the world.

Graphic: "Tested and approved By Bureau Veritas"

We have been featured by O Magazine, The View, and Good Morning America.

Graphic: Oprah Logo, The View Logo, Good Morning America pop up on the screen with Lisa.

"We've also created custom cases for large brands like Red Bull, Toyota, ESPN, the Marriott and more."

Graphic of "Custom Cases," Cutaway to graphics of each corporate design on climate cases.

Graphic: US SKi & Snowboard Official Supplier

"ClimateCase was also endorsed by the US Ski and Snowboard Association."

Graphic: US Ski And Snowboard Association logo.

Graphic: Shot of a snowboarder on the phone.

"We have an incredibly high-profit margin and small return rate."

Graphic: 888% Profit Margin. 1 % return rate.

"We have recently been approved to bid for government projects, creating substantial opportunity from this new market."

Graphic: Approved For Government Projects

Graphic: Shot of hands shaking. Montage of government buildings

"With billions around the world yet to receive their very first smartphone, our market is only going to grow."

Graphic: Montage of smartphones.

"When you invest, not only are you buying stock in our company, but you will be helping create the next generation of ClimateCases."

Graphic: You will be creating the next generation of Climate Cases.

"Our plans are to create ClimateCase for tablets, re-design our original ClimateCase for better phone use while it's in the case, create a waterproof model and roll out limited edition colors."

Graphic: Waterproof, Better Phone Use, Tablets, New Colors.

Graphic: Shots of Lisa showing the Black & Tropical Climate Cases

"As our phones become ever more essential, users will need protection. They will need a ClimateCase."

Graphic: Tropical Case on display. Blue case on display.

Graphic: Mouse click on "Invest now button." StartEngine logo on the screen. Cut to Climate Case logo.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.